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                      [MORRISON & FOERSTER LLP LETTERHEAD]

                                  June 7, 2006

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

     Re:  Banc of America Funds Trust
          Registration Nos. 333-132211; 811-21862

Dear Ms. Hatch:

     Pursuant to your request, we are hereby providing you this letter with the Tandy language included. Please note that this letter is in connection with Post-Effective Amendment No.1 and Amendment No. 1 (the "Amendments"), filed with the Securities and Exchange Commission (the "Commission") on June 7, 2006, on behalf of Banc of America Funds Trust (the "Trust"). The Trust filed these Amendments for the purpose of updating the new series of the Trust and new share classes of existing series of the Trust. These Amendments serve as the subject matter of both your comment and this letter.

In connection with this filing, the Registrant acknowledges that:

     1. The Registrant is responsible for the adequacy and accuracy of the disclosure in the Amendment;

     2. Staff comments or changes to disclosure in response to staff comments in the Amendment reviewed by the staff do not foreclose the Commission from taking any action with respect to the Amendment; and

     3. The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We hope that this response adequately addresses your comments. Should you have any further questions or comments, please do not hesitate to contact me at
(202) 887-8773.

                                        Very truly yours,


                                        /s/ Steven G. Cravath
                                        ----------------------------------------
                                        Steven G. Cravath